FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.            News Release dated January 27, 2005- Private Placement

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                                       MISCELLANEOUS CORP.

                                                                                       (Registrant)

Date: February 03, 2005                                 By:  /s/ Seamus Young

                                                                                              Name

                                                                                       Its:   President/Director

                                                                                               (Title)

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V: LGR

January 27, 2005

No. 05-01

Private Placement

Logan Resources Ltd. (the “Company”) is pleased to announce that it has negotiated a non-brokered private placement for 1,666,667 units at $0.30 per unit, for a total of $500,000 with Greyling Investments Inc.  Greyling Investments Inc. was not previously a shareholder of the Logan Resources Ltd. Each unit (a “Unit”) consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”).  One Warrant will entitle the holder to buy an additional common share in the capital of the Company for a period of one year at a price of $0.40 per share.  No finders fees will be paid in connection with the private placement. All securities to be issued pursuant to this private placement will be subject to a four month hold period.

The proceeds for the private placement will be used to explore the Company’s properties in B.C., Yukon and Saskatchewan and general working capital. The private placement is subject to regulatory acceptance.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns six precious and base metal properties in British Columbia, the Yukon and Saskatchewan. Please visit www.loganresources.ca for more information on Logan Resources Ltd.

LOGAN RESOURCES LTD.
”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Telephone: (604) 689-0299

Facsimile:  (604) 689-0288

Email:  info@krl.net

Shares issued and outstanding            14,539,863

Listed TSX-V                                      LGR

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.